Mail Stop 4561

January 24, 2008

C. Nicholas Keating, Jr.
President, Chief Executive Officer and Director
Network Equipment Technologies, Inc.
Fremont, CA 94555-3660

> **Re: Network Equipment Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 3, 2008**
> **File No. 333-148442**

Dear Mr. Keating, Jr.:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Selling Stockholders, page 15

1.   For each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. See Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations, and Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

2.   Please confirm that none of the selling stockholders that are legal entities are broker-dealers. In addition, please tell us whether any of the selling stockholders

that are legal entities are affiliates of broker-dealers. With respect to any affiliates of registered broker-dealers, expand your disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Undertakings, page II-4

3.   The undertaking set forth in paragraph five applies to the primary offering of securities of a registrant. As such, this undertaking does not appear pertinent to the transaction contemplated by the registration statement. Please explain the inclusion of this paragraph or amend as necessary.

Exhibit 5.1, Opinion of Heller Ehrman LLP

4.   Please have your counsel orally confirm our understanding that the reference and limitation to the General Corporation Law of Delaware in Exhibit 5.1 includes statutory provisions, and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Evan S. Jacobson at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (415) 772-6268
       Timothy G. Hoxie, Esq.
       Heller Ehrman LLP